SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended September 2001


                               ASTRIS ENERGI INC.
             (Exact name of Registrant as specified in its charter)

            2175-6 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1X2
                    (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                              Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes  ( ) No  (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                             ASTRIS  ENERGI  INC.
                                 FORM  6-K


                             TABLE  OF  CONTENTS

Part  I.  Financial  Information

Item  1.  Unaudited  Consolidated  Interim Financial Statements
          of Astris Energi Inc.  for  the  nine-month  period
          ended  September  30,  2001.                                      3

          Notes to Financial Statements
          1.     History  and  Organization  of  the  Company               6
          2.     Interim  Reporting                                         6
          3.     Basis  of  Presentation                                    6
          4.     Related  Party  Transactions                               7
          5.     Common  Stock  Options                                     7
          6.     Common  Stock  Transactions                                8

Item  2.  Management  Discussion  and  Analysis  or  Plan  of  Operation

          1.     Overview                                                   9
          2.     Financial  Position                                       10
          3.     Three  Months and Nine Months Ended 9/30/00 and 9/30/01   10
          4.     Liquidity  and  Capital  Resources                        11
          5.     Forward  Looking  Statements                              11

Part  II.  Other  Information

Item  1.  Legal  Proceedings                                               12
Item  2.  Changes  in  Securities                                          12
Item  3.  Defaults  upon  Senior  Securities                               12
Item  4.  Submission  of  Matters  to  a  Vote  of  Security  holders      12
Item  5.  Other  Information                                               12
Item  6.  Exhibits  and  reports  on  form  6-K                            12

SIGNATURES                                                                 12

                             ASTRIS  ENERGI  INC.
                                 FORM  6-K

PART  1     FINANCIAL  INFORMATION

Item  1.  Unaudited  Consolidated  Interim  Financial  Statements

                               ASTRIS ENERGI INC.
                              CONSOLIDATED INTERIM
                              FINANCIAL STATEMENTS
                               (Canadian Dollars)
                                   (unaudited)
                       CONSOLIDATED INTERIM BALANCE SHEET

                                                                    2000
                                             2001       ----------------------------
                                        September  30,  December  31,  September 30,
                                        --------------  -------------  -------------
ASSETS
Current
  Cash                                  $      95,456   $     16,262   $    143,952
  Receivables                                  46,002         48,692         40,379
  Prepaid expenses and deposits                43,050         34,696         20,916
  Marketable  security                            -           51,450          2,001
  Investment  tax  credits  refundable         61,000         61,000            -
  Deferred  costs                             123,390         64,303            -
                                        --------------  -------------  -------------
                                              368,898        276,403        207,248
Long  term  investment                            -              -           49,999
Capital  assets                                 4,400          5,302          6,560
                                        --------------  -------------  -------------
TOTAL  ASSETS                           $     373,298   $    281,705   $    263,807
                                        ==============  =============  =============

LIABILITIES
Current
  Payables  and accruals                 $    368,917   $    393,102   $    219,974
  Goods and Services Tax payable               29,493         24,473         31,724
                                        --------------  -------------  -------------
                                              398,410        417,575        251,698
Advances  from  related  parties              417,288        417,287        417,339
                                        --------------  -------------  -------------
                                              815,698        834,862        669,037
                                        --------------  -------------  -------------

SHAREHOLDERS'  DEFICIENCY
Stockholders'  Equity:
  Common stock - 60,000,000 shares
    authorized, no par value;
    12,810,645 shares issued
    and  outstanding                        1,998,592      1,435,298      1,435,298
Deficit                                    (2,440,992)    (1,988,455)    (1,840,528)
                                        --------------  -------------  -------------
Total  stockholders'  equity                 (442,400)      (553,157)      (405,230)
                                        --------------  -------------  -------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                $     373,298   $    281,705   $    263,807
                                        ==============  =============  =============

            SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               ASTRIS ENERGI INC.
                  CONSOLIDATED INTERIM STATEMENT OF OPERATIONS
                               (Canadian dollars)
                                   (unaudited)

                                   2001                                 2000
                      --------------------------------   --------------------------------
                      Nine months to   Three months to   Nine months to   Three months to
                      September 30     September  30     September  30    September 30
                      ---------------  ----------------  ---------------  ---------------
REVENUE               $       35,317   $        17,010   $       19,613   $       11,286
                      ---------------  ----------------  ---------------  ---------------

EXPENSES
  Subcontract                311,716            49,536              -                -
  General and
    administrative           163,459           103,023          235,781          134,192
  Professional fees           40,866            19,426           44,821           28,107
  Interest                     9,000             3,000              -                -
  Amortization                   902               300              -                -
                      ---------------  ----------------  ---------------  ---------------
                             525,943           175,285          280,602          162,299
                      ---------------  ----------------  ---------------  ---------------
Net loss before the
  following                 (490,626)         (158,275)        (260,989)        (151,013)
Gain on sale of
  marketable  security        38,089               -            373,336           32,076
                      ---------------  ----------------  ---------------  ---------------
Net (loss) earnings
  for  period               (452,537)         (158,275)         112,347         (118,937)

Deficit, beginning
  of  period              (1,988,455)       (2,282,717)      (1,952,875)      (1,721,591)
                      ---------------  ----------------  ---------------  ---------------

Deficit, end of
  period              $   (2,440,992)  $    (2,440,992)  $   (1,840,528)  $   (1,840,528)
                      ===============  ================  ===============  ===============
Net (loss) earnings
  per common share    $       (0.036)  $        (0.012)  $        0.010   $       (0.011)
                      ===============  ================  ===============  ===============
















            SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               ASTRIS ENERGI INC.
                  CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
                               (Canadian dollars)
                                   (unaudited)

                                                Nine months ended September 30,
                                                -------------------------------
                                                     2001            2000
                                                --------------   --------------

OPERATING
Net (loss) earnings for the period              $    (452,537)   $     112,347
Item  not  requiring  cash
     -  amortization                                      902              -
     -  consulting fees paid in capital
        stock to non-related party                     90,638           21,000
     -  consulting fees paid in capital
        stock  to  related  party                     129,450           50,000
Gain on sale of marketable security                   (38,089)        (373,336)
Net change in non-cash working capital
  balances related to operations                      (83,916)        (303,802)
                                                --------------   --------------
                                                     (353,552)        (493,791)
                                                --------------   --------------

INVESTING
Proceeds on sale of marketable security                89,539          421,336
Purchase  of  capital  assets                             -             (6,560)
                                                --------------   --------------
                                                       89,539          414,776
                                                --------------   --------------

FINANCING
Advances  from  (to)  related  parties                      1          218,010
Issuance  of  common  shares                          343,206              103
                                                --------------   --------------
                                                      343,207          218,113
                                                --------------   --------------

Net (decrease) increase in cash during
  the  period                                          79,194          139,098
Cash,  beginning  of  period                           16,262            4,854
                                                --------------   --------------
Cash,  end  of  period                          $      95,456    $     143,952
                                                ==============   ==============


Exchange in non-cash operating working capital
     Receivables                                $       2,690    $       2,431
Prepaid  expenses  and  deposits                       (8,354)         (20,916)
Deferred  costs                                       (59,087)             -
Current  liabilities                                  (19,165)        (285,317)
                                                --------------   --------------
                                                $     (83,916)   $    (303,802)
                                                ==============   ==============





            SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ASTRIS ENERGI INC.
NOTES  TO  CONDENSED  CONSOLIDATED  FINANCIAL  STATEMENTS

1.     History  and  Organization  of  the  Company

     Astris  Energi  Inc.  ("AEI"  or  the  "Company") was incorporated as Kayty
Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In December 1995, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of Cdn $0.05 per warrant, and changed its name to Astris Energi Inc. The purpose of the acquisition was that the Company was seeking a potentially promising business activity and Astris Inc. was seeking to be part of a public company, which might facilitate the raising of working capital to further the development of its fuel cell research. AEI began trading on the OTC.BB pink sheets under the trading symbol ASRNF on June 20, 2001,

2.     Interim  Reporting

     In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present the financial position of AEI as of September 30, 2001 and their results of operations for the three months and nine months ended September 30, 2001 and 2000 and cash flows for the nine months ended September 30, 2001 and 2000.

Pursuant to the rules and regulations of the Securities and Exchange Commission, (the "SEC") certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in Canada have been condensed or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company as of December 31, 2000 and for the years ended December 31, 2000 and 1999 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000 that was previously filed with the SEC.

     Results for the nine months ended September 30, 2001 are not necessarily indicative of the results to be obtained for the full year.

3.     Basis  of  Presentation

     As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "Astris" or the "Company", means Astris Energi Inc. The financial statements are stated in Canadian dollars. The average exchange rate for September 2001 was Cdn $1.59. As shown in the accompanying financial statements, the Company had a net loss of $452,537 and net cash used in operating activities of $353,552 for the nine months ended September 30, 2001. Management cannot determine if the Company will become profitable and when operating activities will begin to generate cash. If operating activities continue to use substantial amounts of cash, the Company will need additional financing. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

ASTRIS ENERGI INC.
NOTES  TO  CONDENSED  CONSOLIDATED  FINANCIAL  STATEMENTS

3.     Basis  of  Presentation (Continued)

Historically, the Company has funded its operations through loans from the Directors. Management plans to obtain the funds needed to enable the Company to continue as a going concern either through a joint venture with a manufacturer of related products, or through a private placement offering. Management believes that with the necessary funding, the proprietary AFC technology patented by AEI offers a competitive advantage in the best subsequent performance/price ratio and can dominate the industry in the Company's marketplace. However, management cannot provide any assurance that the Company will be successful in obtaining the funds needed to provide for the continued operation of the company.

4.   Related  Party  Transactions

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. The
Directors have agreed to support the company until a joint venture or private placement is completed.

On August 2, 2001, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers of the Corporation. The Company approved the issuance of the following shares at a price of US $0.35 per share:

Name  of  Officer/Director       Price Paid/    Number  of
Or  Former  Officer/Director     Debt  Owed     Common  Shares
----------------------------     ----------     --------------
Donald  Blenkarn                 US  $15,225        43,500
Gerald  A.  Crawford             US  $15,225        43,500
Macnor  Corp.                    US  $29,820        85,200
Gordon  Emerson                  US  $ 8,100        23,100

     On September 25, 2001, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers by approving the following issuances of common shares at a price of US $0.24 per share:

Name  of  Officer/Director       Price Paid/    Number  of
Or  Former  Officer/Director     Debt  Owed     Common  Shares
----------------------------     ----------     --------------
Donald  Blenkarn                 US $ 3,180         13,250
Gerald  A.  Crawford             US $ 3,180         13,250
Jiri  Nor                        US $ 9,540         39,750
Gordon  Emerson                  US $ 6,180         25,750

5.     Common  Stock  Options

     On September 25, 2001 the company created a stock option plan to be approved at the Annual Special Meeting of Shareholders allowing the directors the right to allocate up to 1,200,000 (one million two hundred thousand) common shares in the company to individuals providing services of great benefit to the Company. These common shares will be issued at market price.

The directors approved unanimously the allocation of options to two directors. The first option is to be vested to Mr. Jiri Nor at an exercise price of US $0.24 upon successful completion of the third generation BiPolar fuel cell engine by May 12, 2003. The second option is to be vested to Mr. Gordon Emerson at an exercise price of US $0.24, when he is successful in raising US $5,000,000 for the corporation by May 12, 2003.

ASTRIS ENERGI INC.
NOTES  TO  CONDENSED  CONSOLIDATED  FINANCIAL  STATEMENTS

6.     Common  Stock  Transactions

Common  Shares  Issued  for  Services

     During the nine months ended September 30, 2001, the Company issued 214,635 shares of common stock to various individuals and companies for services rendered. The Company issued the stock at market value, which varied from US
$.31 per share to US $1.05 per share during the nine-month period ended September 30, 2001. Compensation expense associated with this issuance was equal to $132,537 during the nine months ended September 30, 2001.

     Pursuant to a written agreement dated March 9, 2000, the Company owed fees to Molesworth Associates, Inc. for advertising and investor relation services provided from April 30, 2001 through September 30, 2001. The Company agreed to settle all amounts outstanding under the contract with Molesworth Associates Inc. in exchange for 40,400 shares of the Company's common stock. The Company transferred the common stock valued at US $0.50 to Molesworth Associates, Inc. in September 2001.

     On August 2, 2001, the Corporation agreed to settle obligations owing by the Corporation to certain creditors and/or consultants of the Corporation. The following issuance of shares was approved at a price of US $0.35 per share:

                                  Price Paid/    Number  of
Name  of  Creditor/Consultant     Debt  Owed     Common  Shares
-----------------------------     ----------     --------------
Josef  Soltys                     US $10,255        29,300
Gordon  Molesworth                US $20,244        40,400

     Josef Soltys agreed to settle his outstanding consulting engineering fees for June and July 2001 by accepting shares in the corporation valued at the market price of US $0.35 as of August 2, 2001.

Sale  of  stock

     Private  Placement  Offering

     Fortius Research & Trading Inc. ("Fortius") entered into a Subscription Agreement with the Company dated September 21, 2001. Under the terms of this Subscription Agreement, Fortius subscribed for 250,000 Units of the Company, at a price of US$0.40 per Unit. Each Unit consists of one common share in the capital of the Company and Share Purchase Warrant, which entitles Fortius to purchase shares at an exercise price of US$0.50 per share for a period of three years from the date of the Subscription Agreement.

Based on the execution of the Subscription Agreement, the Company issued 250,000 shares in the capital of the Company to Fortius. Additionally, the Company has reserved for issuance to Fortius 275,000 shares in the capital of the Company for the timely exercise of the Warrants.

Common  Shares  Issued  to  Retire  Debt

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. A listing of the common shares issued on August 2, 2001 and September 25, 2001 to retire debt to officers is detailed under NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, Related Party Transactions above. The Directors have agreed to support the Company until a joint venture or private placement is completed.

                             ASTRIS  ENERGI  INC.
                                 FORM  6-K

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1.     Overview

     The Company's mission is to develop affordable fuel cells, fuel cell power generators, and related small products for industrial, commercial, educational, scientific, transportation and similar applications. The Company intends to penetrate existing portable and other small generator markets with quiet, odorless, non-polluting and highly efficient fuel cell generators in those niche markets in which they can compete technically and economically.

     Since 1995, the Company has been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. The Company has completed and field-tested three separate fuel cell energy systems: a one-kilowatt portable unit, a fuel cell system to drive golf cars and similar small vehicles, and a four-kilowatt fuel cell to provide electricity, heat and hot water for an individual home or small business. The main focus of the Company has been to develop and market a one-kilowatt alkaline fuel cell ("AFC") system which could be used to power golf cars, in-plant material movers and similar small vehicles. In March 2001, the Company completed an operating golf car powered by an AFC fuel cell system. The Company successfully demonstrated this AFC system powered golf car at public functions in Ontario and Minnesota that attracted considerable public acclaim and media coverage. On the basis of these accomplishments, AEI is now seeking private placements and strategic partnerships to pursue pilot production of AFC units. Near-term options for these AFC units include golf cars and other light, zero emission vehicles, NEVs, electric boats, silent and odorless generators for luxury yachts and recreational vehicles, UPS systems for computer networks, hospitals and similar small applications that can be served immediately by AEI fuel cell units.

     On August 23, 2001, AEI signed a Letter of Intent with ACE Golf Cars, a division of ACE Concept, Inc. of Indian Wells, CA, covering the establishment of a joint venture to develop and market fuel cell power systems for golf cars and a variety of other small vehicles. Under terms of the Letter of Intent, ACE proposes to finance the 50-50 venture with an initial investment of $1.5 million and to be responsible for marketing and sales direct to the industry. ACE is currently in the process of completing its financing for the project. The Company is actively pursuing other joint venture partners in the afore-mentioned fields for development of similar small applications for AEI fuel cell units, including interested parties in Europe, Malaysia and India.

     Zetek, Europe's largest fuel cell company, announced in October 2001 that its directors voted to file receivership for Zetek. As a result of the Zetek difficulties, the Company has been approached by a number of foreign manufacturers interested in pursuing joint ventures for different applications. The Company is confident that successful negotiations for these joint ventures will provide the Company with the funds required to complete the development and commercialization of their advanced, high-density, alkaline fuel cell.

     The Company announced on November 2, 2001 that Astris s.r.c., its European subsidiary, entered into a cooperative effort with the Academy of Sciences of the Czech Republic. The purpose of the alliance is to enhance the advantages already evident in the alkaline fuel cell technology. The Astris scientists believe this project will yield further enhancement of electrode performance parameters. The Company will work closely with the Institute of Macromolecular Chemistry at the Academy.

                             ASTRIS  ENERGI  INC.
                                 FORM  6-K

2.     Financial  Position

     In October 1998, the Company entered into a License Agreement and an Equipment Lease with Energy Ventures Inc. (Canada), a subsidiary of Energy Ventures Inc., a Delaware corporation, ("EVI"). As a result of the non-exclusive license, the Company acquired 200,000 shares of EVI common stock (see item #4 in Business Overview Annual Report 20F for 12/31/00). The sale of more than 85,000 of these EVI shares in the spring of 2000 for a total proceeds of US $250,217 provided the cash resources necessary to finance the completion of the Company's golf car project. During the remainder of the year 2000, the Company sold another 11,200 shares of EVI for proceeds of US $42,163. The remaining 102,900 EVI shares were sold in the first quarter of year 2001 and received net proceeds of US $65,957.

     EVI did not pay to the Company the Cdn $10,000 minimum annual royalty due March 31, 2001. The Company and EVI tentatively agreed to negotiate a settlement with respect to the non-payment in early July. Board representatives for AEI met with board representatives of EVI. Discussion centered on the current agreement between the two corporations and a future possible share exchange by each company. A meeting with the management of EVI was held in October 2001. At that time, the Company discovered that EVI changed its name to Energy Visions, Inc. Management of Energy Visions, Inc. acknowledges the outstanding indebtedness to AEI. The Company is now awaiting the proposal for settlement from Energy Visions, Inc.

For the tax year 1995, as a Canadian-controlled private corporation named Astris Inc., the Company submitted a request on Form T661 to the Canada Custom and Revenue Agency (the CCRA) for a refund of Cdn $157,720, representing a portion of the research and development expense for that year. The CCRA initially awarded the Company Cdn $39,421. The Company successfully challenged that determination and received a refund check in the amount of Cdn $61,700 on October 26, 2001. The Company has additionally applied to the provincial authorities for a tax refund of approximately $10,000 for the same period.

3.     Three  Months  and  Nine  Months  Ended  9/30/00  and  9/30/01

     As shown in the financial statements, the Company had a net loss of Cdn $452,537 and net cash used in operating activities of Cdn $353,552 for the nine months ended September 30, 2001. For the three months ended September 30, 2001, the Company had a net loss of $158,275.
As of September 30, 2001, the Company had Cdn $95,456 cash on hand and in the bank.

     The primary sources of cash and financing for the Company for the nine months then ended were Cdn $89,539 from sale of the EVI marketable security, and Cdn $343,206 from the issuance of common shares of stock. The primary use of cash during that period was Cdn $353,552 to finance the Company's operations.

     The Company's total revenue was Cdn $35,317 during the nine months ended September 30, 2001, an increase of 80% from its total revenue of Cdn $19,613 during the nine months ended September 30, 2000. Revenue from the nine months ended September 30, 2001 consisted mainly of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses. The same nine-month period for 2000 had revenue that consisted primarily of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses.

                             ASTRIS  ENERGI  INC.
                                 FORM  6-K

The  Company's  total  revenue  was  Cdn  $17,010  during the three months ended
September 30, 2001, a increase of 51% from its total revenue of Cdn $11,286 during the three months ended September 30, 2000. Revenue from the three months ended September 30, 2001 consisted mainly of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses. The same three-month period for 2000 had revenue that consisted of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses. The Company sustained a net loss of Cdn $452,537 for the nine months ended September 30, 2001 compared to a net gain of Cdn $112,347 for the nine months ended September 30, 2000. A substantial increase in net loss primarily resulted from two factors. In the nine months ended September 30, 2001 the Company obtained $38,089 from the sale of the EVI marketable security, as compared with Cdn $373,336 in the nine months ended September 30, 2001. Expenses during the nine months ended September 30, 2001 increased substantially, primarily due to the subcontract with Astris s.r.o. (Czech Republic), which did not exist during the nine months ended September 30, 2000.

     The Company sustained a net loss of Cdn $158,275 for the three months ended September 30, 2001 compared to a net loss of Cdn $118,937 for the three months ended September 30, 2000. An increase of 33% in net loss can be primarily attributed to no sale of the EVI marketable security in the three-month period ended September 30, 2001 as compared to Cdn $32,076 in the three-month period ended September 30, 2000.

4.     Liquidity  and  Capital  Resources

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. The
Directors have agreed to support the company until a joint venture or private placement is completed.

The Company has obtained additional outside capital through a sale of its Common Stock in a private placement offering. The Company has succeeded in placing its Common Stock on the O.T.C. Bulletin Board to facilitate such a financing. The Company completed a private placement in September 2001.

     In addition, the Company is in early negotiations to establish a strategic partnership with a manufacturer of related products.

5.     Forward  Looking  Statements

     This quarterly report contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this quarterly report, are forward-looking statements. In addition, when used in this document, the words "anticipate", "estimate", "project" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to certain risks, uncertainties and assumptions including risks relating to our limited operating history and operations losses; significant capital requirements; development of markets required for successful performance by the company, as well as other risks described in the Company's Annual Report on 20F and in this quarterly report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Although the Company believes that the expectations we include in such forward-looking statements are reasonable we cannot assure you that these expectations will prove to be correct.

                             ASTRIS  ENERGI  INC.
                                 FORM  6-K


PART  II     OTHER  INFORMATION

ITEM  1.     Legal  Proceedings

     On November 10, 1999, E. Roy Birkett, a former director and officer of the Company, instituted an action against the Company in the Superior Court of Justice (Ontario) (File No. 99-CV-179868) seeking recovery of Cdn $315,000 he had advanced on behalf of the Company. Mr. Birkett was President of the Company in 1995 when it acquired Astris Inc. Included in a March 1995 Letter of Intent for the acquisition of Astris Inc. was the binding obligation of Mr. Birkett and the other then principals of the Company to advance funds to keep AEI operating until such time as they had raised or arranged a financing for the Company of a minimum of US$5,000,000. Such financing was never obtained. Mr. Birkett originally sought actual damages in excess of Cdn $315,000, plus costs.

     In February 2001, Mr. Birkett's counsel requested the Company to consent to an expansion of Mr. Birkett's initial claim to Cdn $1,627,301 in order to cover additional expenses he allegedly incurred on behalf of the Company in 1995 with regards to the proposed financing. The Company has chosen not to oppose this request as Canadian civil procedure allows permissive amendments to pleadings up until judgment.

     The Company believes that Mr. Birkett's claims are without merit, as the repayment obligation was conditional upon the obtaining of the financing. In addition, the Company believes that there is no meritorious basis to the additional claim for expenses. In addition to defending itself vigorously in this action, the Company has also filed a counterclaim to seek damages of Cdn $5,000,000.

     The examination of Astris has been completed. The Company has not yet scheduled the examination for discovery of Mr. Birkett. It is anticipated that the trial will be scheduled for spring of 2002.

ITEMS  2-5:     Not  applicable

ITEM  6:     Exhibits  and  Reports  on  6-K

     During the fiscal quarter ended September 30, 2001, the Company filed one Form 6-K report on October 18, 2001

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ASTRIS  ENERGI  INC.

                                   By:  /s/  Jiri  K.  Nor
                                   -----------------------------
                                   President

Date  November  22,  2001